15048613

*A-B
3/12

PUBLIC
FILING

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH, D.C.
194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 3368

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARTHUR W. WOOD COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 CONGRESS STREET
(No. and Street)

BOSTON, MASSACHUSETTS 02109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KRISTIN H. KENNEDY 617-542-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID P KREKORIAN CPA LTD
(Name – *if individual, state last, first, middle name*)

1615 PONTIAC AVENUE CRANSTON RI 02920
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/15

OATH OR AFFIRMATION

I, KRISTIN H. KENNEDY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARTHUR W. WOOD COMPANY, INC., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONALD P. McCARTHY
COMMONWEALTH OF MASSACHUSETTS

Kristin H. Kennedy
Signature

PRESIDENT
Title

Donald P. McCarthy
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARTHUR W. WOOD COMPANY, INC AND SUBSIDIARY

FINANCIAL STATEMENT

DECEMBER 31, 2014

DAVID KREKORIAN CPA LTD

DAVID KREKORIAN CPA LTD

1615 PONTIAC AVENUE
CRANSTON, RI 02920
PHONE: (401) 463-3003
FAX: (401) 463-5563
DAVE@KREKORIAN.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Arthur W. Wood Company, Inc. and Subsidiary
Boston, Massachusetts

Report on the Financial Statement

I have audited the accompanying consolidated statement of financial condition of Arthur W. Wood Company, Inc. and Subsidiary (the Company), as of December 31, 2014.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the consolidated Statement of Financial Condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of a Statement of Financial Condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on the consolidated Statement of Financial Condition based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated Statement of Financial Condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated Statement of Financial Condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated Statement of Financial Condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated Statement of Financial Condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated Statement of Financial Condition.

I believe that the audit evidence I have obtained is sufficient and appropriated to provide a basis for my audit opinion.

Opinion

In my opinion, the consolidated Statement of Financial Condition referred to above presents fairly, in all material respects, the financial position of Arthur W. Wood Company, Inc. and Subsidiary as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

February 25, 2015

ARTHUR W. WOOD COMPANY INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

ASSETS		
Cash and cash equivalents	$	53,233
Deposit in clearing organization		50,000
Accounts receivable:		
Brokers and dealers		89,924
Officers		4,000
Securities owned:		
Marketable, at market value		
Not readily marketable, at fair value		1,500
Furniture and office equipment, at cost		
Less, accumulated depreciation of $ 15,307		9,465
Deferred income taxes		164,884
Other assets		16,502
TOTAL ASSETS	$	389,508

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Income tax payable	$	1,144
Payroll taxes payable		7,906
Accrued commissions		46,417
Accrued expenses and other liabilities		19,889
Other liabilities		29,702
TOTAL LIABILITIES		105,058
STOCKHOLDERS' EQUITY		
Common stock, $ 50 par value; 2,000 shares authorized, issued and outstanding		100,000
Additional paid-in capital		278,152
Retained earnings (deficit)		(93,702)
TOTAL STOCKHOLDERS' EQUITY		284,450
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	389,508

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

The Company is registered as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory (FINRA). The Company is engaged in the trading of securities for its customers and is a market maker in certain securities.

The Company is incorporated in the State of Massachusetts and is authorized to issue 2,000 shares of $ 50 par value common stock. At December 31, 2014, 2,000 shares are issued and outstanding. The Company has offices in Boston, Massachusetts and Meriden, Connecticut. All transactions are processed through the Boston office.

2. Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, A. W. Wood Insurance Agency, Inc. The Company operates as a securities broker dealer which includes securities transactions, investment banking and investment advisory services. All intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents
The Company considers all time deposits held in banks with initial terms of maturity of three months or less to be cash equivalents for the purposes of the statement of financial condition. Cash and securities segregated under Federal and other regulations are not treated as cash and cash equivalents.

Advertising Expense
The Company expenses advertising as incurred. Advertising expense was $ -0- for the year ended December 31, 2014.

Commission Income
Commission income and related clearing expenses are recorded on a settlement date basis, which is generally three business days after trade date, which approximates income and expenses on a trade date basis.

Investment Advisory Income
Investment advisory fees are received quarterly but are recognized as earned on a prorata basis.

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the consolidated statement of financial condition at fair values, or at carrying amounts that approximate fair values.

2. Summary of Significant Accounting Policies (continued)

Property, Equipment and Depreciation

Furniture and office equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the useful lives of related assets, generally 3 to 10 years, and accelerated cost recovery method for income tax purposes. Depreciation expense for the year was $ 1,440.

Income Taxes

The Company and its subsidiary are included in a consolidated federal income tax return. The amount of current and deferred income taxes payable or refundable is recognized as of the date of the financial statements, utilizing the currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets and liabilities between years.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.

3. Clearing Organization

The Company has an agreement with Pershing LLC (Pershing) to clear transactions on a fully disclosed basis for accounts of the Company and its' customers which are introduced by the Company and accepted by Pershing. Pershing maintains stock and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. Pershing is responsible for the safeguarding of all funds and securities delivered to and accepted by it. Pershing prepares and sends to customers monthly and quarterly statements of account. The Company does not generate and/or prepare any statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services, and other reports provided by Pershing and notifies Pershing of any error. Pershing charges the Company for clearing services. Pershing also collects all commissions on behalf of the Company and makes payments to the Company for its share of commissions. This agreement can be terminated, between the two parties, within 30 days prior written notice to the other party.

4. Loan to Shareholder

Loan receivable from officer were $ 4,000 at December 31, 2014. The loan is unsecured and accrue interest at 1- 2 % annually. Repayment is scheduled for 2015.

5. Securities Owned and Sold, Not Yet Purchased

At December 31, 2014, marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values was $ -0- .

6. Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring value. The framework provides a value hierarchy that prioritizes the inputs to valuation techniques used to measure value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset occurs in the principal market or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset either directly or indirectly.

Level 3 are unobservable inputs and rely on managements own assumptions about the assumptions that market participants would use in pricing the asset.

The following table sets forth by level, within the fair value hierarchy, at fair value as of December 31, 2013.

	Level 1	Level 2	Level 3
Securities – not readily marketable	$ 0	$ 0	$ 1,500

7. Lease Commitments

The Company leases office space in Boston, Massachusetts to March, 2022 and Meriden, Connecticut through June, 2017. Annual rent expense is approximately $ 103,000 and $ 23,000, respectively. The Company also leases office equipment. A schedule of future minimum lease payments is as follows:

For the years ended December 31,

2015	$ 118,000
2016	113,000
2017	102,000
2018	93,000
2019	95,000
Later years	238,000

8. Related Party Transactions

The Company is the sole owner of a subsidiary, "A.W. Wood Insurance Agency, Inc.", which is licensed required by the State of Massachusetts to sell certain insurance products. All revenues and expenses are reflected in the operations of Arthur W. Wood Company, Inc.

9. Income Taxes

The Company and its subsidiary file a consolidated federal income tax return and separate Massachusetts and Connecticut income tax returns.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred tax benefits. Deferred taxes are provided for the expected future benefits of net operating loss carryforward. Deferred tax assets are determined using the tax rates to be enacted when the asset or liability is realized. Deferred tax expense or benefit is the result of the changes in the deferred tax assets and liabilities.

As of December 31, 2014, the Company has loss carryforwards of approximately $ 542,000 for federal and $ 327,000 for state income tax purposes. The loss is available to offset taxable income of future periods and expiring as follows for the years ending December 31:

Federal		State	
2019	$ 54,000	2014	$ 228,000
2020	78,000	2015	17,000
2021	27,000	2016	33,000
2022	38,000	2017	35,000
2024	228,000	2018	14,000
2025	17,000		
2026	40,000		
2027	42,000		
2028	16,000		

The provision for (benefit of) income taxes for the year ended December 31, 2014 consist of the following:

Current:	
Federal	$ -0-
State	1,000
Total Current	$ 1,000
Deferred:	
Federal	$ 4,000
State	7,000
Total Deferred	11,000
Total Net Provision for Income Taxes	$ 12,000

9. Income Taxes (continued)

Management is of the opinion that the deferred tax benefits will be fully realizable in future periods. Accordingly, no valuation allowance has been established.

Management does not believe the Company has any uncertain tax positions that would require recognition or disclosure in the financial statements for the year ended December 31, 2014. The U.S. Federal income tax returns prior to fiscal year 2010 are closed. U.S. State jurisdictions have statues of limitations that generally range from three to five years. The tax returns are currently not under examination in any U.S. Federal or state jurisdiction.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company has net capital of $ 88,100 which was $ 81,129 in excess of its required net capital of $ 6,971. The Company's net capital ratio was 1.19 to 1.

11. Cash Segregated Under Federal and Other Regulations

The Company is exempt from establishing segregated reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as all transactions are cleared through Pershing, LLC, a clearing agent, on a fully disclosed basis.

12. Contingency

The Company, from time to time, is involved in certain claims and allegations incidental to its business. Based on consultation with legal counsel, management is of the opinion that any claims or allegations either individually or in the aggregate to which the company is a party, will not have an adverse effect on the Company's financial position or operation except for the following:

The Company has been notified by its regulatory authority alleging possible violations of industry regulations. The Company has denied any wrong doing, is vigorously contesting the allegations and a hearing is pending. At this time, the Company and its legal counsel are unable to evaluate the likelihood of an unfavorable outcome or estimate the amount of any potential fines or assessments.

13. Subsequent Events Evaluation

Subsequent events were evaluated through February 25, 2015, which is the date of the financial statements were available to be issued. No transactions or events need to be reflected in this financial statement.